PlayCore, Inc.
                                                         Riverfront Center,
                                                        Suite 204
                                                        15 West Milwaukee Street
                                                        Janesville, WI  53545




AT THE COMPANY:                     THE FINANCIAL RELATIONS BOARD:
Richard Ruegger                     General Inquiries
VP Finance/CFO                      Jeff Wilhoit
(608) 741-7183                      (312) 266-7800


FOR IMMEDIATE RELEASE
MAY 11, 2000


                  PLAYCORE, INC. REPORTS FIRST QUARTER RESULTS


Janesville, Wis., May 11, 2000 -- PlayCore, Inc. (AMEX: PCO), a leading commercial and consumer playground equipment and backyard products company, today announced results for the first quarter ended March 31, 2000.

Net sales for the first quarter increased 22.4 percent to $38,511,000 compared to net sales of $31,473,000 in the same period one year ago. Operating income totaled $1,490,000 in the quarter, versus operating income of $2,542,000 in the same period a year ago. Net loss in the first quarter totaled $716,000, or $0.09 per share, versus net income of $292,000 or $0.03 per diluted share, in the first quarter of 1999.

On a pro forma basis, net sales for the first quarter increased 8.5 percent to $38,511,000 compared to pro forma net sales of $35,490,000 in the same period one year ago. Operating income totaled $1,490,000 in the quarter, versus pro forma operating income of $359,000 in the same period a year ago. Net loss in the first quarter totaled $716,000, or $0.09 per share, versus a pro forma net loss of $951,000 or $0.12 per diluted share, in the first quarter of 1999.

Pro forma results for the first quarter of 1999 reflect operating data for Heartland Industries for the period January 1, 1999 to February 15, 1999. PlayCore completed the acquisition of Heartland Industries on February 16, 1999.

On April 14, 2000, the Company announced that it had entered into a definitive agreement and plan of merger with an affiliate of Chartwell Investments II LLC providing for the acquisition of all of the outstanding shares of PlayCore, Inc. for $10.10 per share in cash. The tender offer for the common stock of PlayCore was initiated on April 20, 2000 and is expected to close on May 18, 2000.


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PlayCore, Inc.
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The Company  also  announced  today that a complaint  was filed in Rock  County,
Wisconsin state court against the Company and its board of directors. The Company was informed on May 4, 2000 that a complaint was filed on April 17, 2000, three days after the public announcement that the Company had entered into a definitive agreement and plan of merger with a newly-formed affiliate of Chartwell Investments II LLC. The complaint was filed as a purported class action on behalf of holders of Company common stock. The complaint alleges that the Company's board of directors, by entering into the agreement and plan of merger with the Chartwell entity, violated its fiduciary duties to Company stockholders. Neither the Company nor, to the Company's knowledge, any of its directors have been served with the complaint. The Company believes that the plaintiff's claims are without merit, and intends to defend the action vigorously.

PlayCore, Inc. is a leading playground equipment and backyard products company with three principal operating units: commercial play, consumer play and backyard wooden storage buildings. GameTime, PlayCore's commercial products company, is one of the largest manufacturers and marketers of modular and custom commercial outdoor and indoor playground equipment in the world. Swing-N-Slide, PlayCore's consumer products company, is the market leader in the U.S. for do-it-yourself wooden playground equipment. Heartland Industries is a leading manufacturer and marketer of installed backyard wooden storage buildings and premium consumer playground systems.

Certain matters discussed herein are "forward-looking statements". These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those currently anticipated. The forward-looking statements made herein are only made as of the date of this report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

          To receive PlayCore's latest news release and other corporate documents, free of charge via fax, simply dial
                      1-800-PRO-INFO. Use company code PCO.



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